[Paradise, Inc. Letterhead]

June 5, 2019

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attn:	Irene Barberena-Meissner

Kevin Dougherty

Re:	Paradise Inc.

Preliminary Proxy Statement on Schedule 14A

Filed May 3, 2019

File No. 000-03026

Dear Ms. Barberena-Meissner and Mr. Dougherty:

By letter dated May 24, 2019 (the “SEC Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided comments on the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission by Paradise, Inc. (the “Company”) on May 3, 2019. Capitalized terms used but not defined herein have the meaning ascribed to them in the Proxy Statement.

In order to facilitate your review, this letter responds to each of the comments set forth in the SEC Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the comments and correspond to the numbered paragraphs in the SEC Letter. Unless otherwise noted, page numbers refer to the Proxy Statement. The Company proposes to revise the Proxy Statement as set forth in the responses below.

Proposal 1

The Asset Sale Proposal

Background of the Asset Sale, page 28

1.	We note your disclosure that, on January 3, 2019, Parent terminated negotiations with you regarding a merger and decided to proceed with the purchase of only the Fruit Business based on the preliminary results of the Phase 2 environmental study of your property. You further disclose that, on January 23 and 25, 2019, Parent later clarified that it did not want to be in the "chain of ownership" of your real estate property. Please expand your disclosure regarding the Phase 1 and Phase 2 environmental studies to describe the concerns raised by these studies such that Parent terminated merger negotiations.

Response: In response to the Staff’s comments, the Company proposes to add the following disclosure on page 31 at the end of the paragraph beginning with “On November 15, 2018, Parent informed the Company that it received the results of a Phase 1 environmental study…”:

Securities and Exchange Commission

June 5, 2019

“The Phase 1 environmental study raised five potential Recognized Environmental Conditions (“RECs”) and Business Environmental Risks (“BERs”) regarding the property.”

The Company furthermore proposes to add the following disclosure on page 32 immediately following the paragraph beginning with “On January 23 and 25, 2019…”:

“As a result of Parent’s clarification of the reasons underlying its decision not to proceed with a merger on the basis of the preliminary results of the Phase 2 study, the Company requested a completion of the study at its own expense. The final Phase 2 report confirmed one of the five potential RECs and BERs raised by the Phase 1 study: the potential existence of one or more Underground Storage Tanks (“USTs”) on the site with no prior documentation of removal. The Phase 2 study also confirmed the presence in soil samples, but not groundwater samples, of petroleum-related constituents in concentrations above soil cleanup target levels (“SCTLs”). These concentrations, however, were below preliminary alternative SCTLs published by the Florida Department of Environmental Protection in 2018 in recognition that the particular constituents at issue are also present in many commonly used products such as tar asphalt and generated from combustion of common materials. On the basis of a proposal subsequently received by the Company from the environmental consulting and engineering firm that conducted the Phase 1 and 2 studies, the Company estimates the aggregate cost of confirming the presence of the USTs and, if so confirmed, removing and disposing of the USTs, to be approximately $50,000. If post-removal sampling confirms the presence of petroleum impacted soil, the Company currently expects the cost of remediation to be less than $10,000.”

Opinion of the Board's Financial Advisor, page 36

2.	Please revise to disclose how HPC selected the applied discount rate of 25% to calculate the enterprise value ranges implied by its financial analyses. In this regard, we note the business review article cited in footnotes 1 and 2 on pages 39 and 40. If this scholarly paper influenced the selection of the 25% discount rate due to the company's smaller size and its assets and/or its securities lack of marketability, please explain.

Response: HPC applied a 25% discount to the results of both the Comparable Public Analysis and the Precedent M&A Transaction Analysis due to the Company’s relatively small size and illiquid trading of its stock. The 25% discount is based on a scholarly paper written by Aswath Damodaran titled “Marketability and Value: Measuring the Illiquidity Discount” for New York University’s Stern School of Business. The Company proposes to replace the final paragraph in the subsection titled “Comparable Public Company Analysis” on page 39 as follows:

Securities and Exchange Commission

June 5, 2019

“Using the data set’s median as a midpoint, HPC selected a range of 15.3x – 16.3x multiples of Paradise’s Fruit Business 2018 Adjusted EBITDA of  $570,000 to enterprise value, and applied a discount of 25% because of the Company’s much smaller size and lack of marketability of its stock to calculate a range of implied enterprise value. HPC selected this discount rate on the basis of a paper written by Aswath Damodaran titled “Marketability and Value: Measuring the Illiquidity Discount” and published in 2005.1 The paper notes that “[t]he genesis for these . . . discounts [is] in the early studies of restricted stock [finding] that restricted [or relatively] illiquid . . . stocks traded at discounts of 25-35%, relative to their unrestricted counterparts, and private company appraisers have used discounts of the same magnitude in their valuations.” The paper further notes that “[s]ince many of these valuations are for tax court, we can see the trail of [these logically-oriented] discounts littering the footnotes of dozens of cases in the last three decades.” HPC noted that its analysis calculated an implied enterprise value range of  $6.6 million to $7.0 million.”

The Company proposes to replace the final paragraph in the subsection titled “Precedent M&A Transaction Analysis” on page 39 as follows:

“Using the data set’s median as a midpoint, HPC selected a range of 10.9x – 11.9x multiples of Paradise’s Fruit Business 2018 Adjusted EBITDA of  $570,000 to enterprise value, and applied a discount of 25% because of the Company’s much smaller size and lack of marketability of its stock to calculate a range of implied enterprise value. HPC selected this discount rate on the basis of a paper written by Aswath Damodaran titled “Marketability and Value: Measuring the Illiquidity Discount” and published in 2005.2 The paper notes that “[t]he genesis for these . . . discounts [is] in the early studies of restricted stock [finding] that restricted [or relatively] illiquid . . . stocks traded at discounts of 25-35%, relative to their unrestricted counterparts, and private company appraisers have used discounts of the same magnitude in their valuations.” The paper further notes that “[s]ince many of these valuations are for tax court, we can see the trail of [these logically-oriented] discounts littering the footnotes of dozens of cases in the last three decades.” HPC noted that this analysis calculated an implied enterprise value range of $4.7 million to $5.1 million.”

Comparable Public Company Analysis, page 38

3.	We note your disclosure that HPC selected the public companies used in this analysis notwithstanding their greater revenues and EBITDA as compared to Paradise. Please discuss in greater detail the criteria HPC used to select these companies, including whether factors other than similar operations to Paradise were considered. In addition, please revise to disclose the revenues and EBITDA for the selected companies so that shareholders can determine whether they are reasonably comparable to Paradise.

Response: The Company respectfully submits that, as further explained in the final paragraph on page 38 (continuing on page 39), HPC selected public companies for its Comparable Public Company Analysis using comparability of the public companies’ industry sector, products, services and operations first and other factors such as size and location second. If HCP gave equal weighting to both the primary and secondary factors, there would not be enough comparable public companies to include in the analysis to provide a large enough data set for a valid and useful result. HPC addresses the disparity in size and related illiquidity of the Company by applying the 25% discount referenced in comment 2 and the response thereto above.

Securities and Exchange Commission

June 5, 2019

In response to the Staff’s comment, the Company proposes to replace the first two paragraphs appearing in the subsection titled “Comparable Public Company Analysis” on pages 38 and 39 with the following:

“HPC reviewed certain publicly available financial and stock market information for certain publicly traded companies in the Packaged Foods industry that HPC deemed relevant to Paradise. The group of publicly traded companies included in this analysis is listed below. Revenue and earnings before interest, taxes, depreciation and amortization (referred to as EBITDA), in each case for the last twelve months (referred to as LTM), available at the time of the analysis, is provided for each company in brackets.

•	B&G Foods, Inc. (Revenue: $1.7 billion; EBITDA: $308 million)
•	Hostess Brands, Inc. (Revenue: $850 million; EBITDA: $172 million)
•	The Simply Good Foods Co. (Revenue: $460 million; EBITDA: $79 million)
•	Dean Foods Co. (Revenue: $7.8 billion; EBITDA: $107 million)
•	SunOpta Inc. (Revenue: $1.3 billion; EBITDA: $43 million)
•	John B. Sanfilippo & Son, Inc. (Revenue: $872 million; EBITDA: $65 million)
•	Seneca Foods Corp. (Revenue: $1.3 billion; EBITDA: $(6) million)
•	Farmer Bros. Co. (Revenue: $615 million; EBITDA: $27 million)
•	Landec Corp. (Revenue: $546 million; EBITDA: $28 million)
•	Bridgford Foods Corp. (Revenue: $178 million; $11 million)

HPC chose these companies based on a review of publicly traded companies that possessed general business, operating and financial characteristics representative of companies in the Packaged Foods industry. HPC noted that none of the companies reviewed is identical to Paradise, and that, accordingly, the analysis of such companies necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each company and other factors that affect the public market values of such companies. Although none of the selected companies is directly comparable to Paradise, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Paradise. HPC determined that the public companies included in its selected publicly traded companies analysis should be included based on similarities of operations of such companies to certain operations of Paradise, notwithstanding the greater revenues and EBITDA of these companies as compared to Paradise. Had HPC placed equal or greater weight on revenues or EBITDA in its comparability determination, the resulting data set would have been too small to yield meaningful results.”

Securities and Exchange Commission

June 5, 2019

Precedent M&A Transactions Analysis, page 39

4.	Please revise to disclose why HPC selected transactions with values that appear to be between $130 million and $10.9 billion, given that the value of this transaction is approximately $10.9 million. In addition, please revise to disclose the transaction values for the selected transactions so that shareholders can determine whether they are reasonably comparable to this transaction.

Response: The Company respectfully submits that, as further explained in the final paragraph on page 39 (continuing on page 40), HPC selected transactions for its Precedent M&A Transaction Analysis using comparability of the target companies’ industry sector, products, services and operations first and other factors such as size and location second. If HPC gave equal weighting to both the primary and secondary factors, there would not be enough transactions with available transaction data to include in the analysis to provide a sufficiently large data set for a valid and useful result. HPC addresses the disparity in size and related illiquidity of the Company by applying the 25% discount referenced in comment 2 and the response thereto above.

In response to the Staff’s comment, the Company proposes to replace the first two paragraphs appearing in the subsection titled “Precedent M&A Transaction Analysis” on pages 39 and 40 with the following:

“HPC reviewed certain publicly available financial information concerning completed merger and acquisition transactions that HPC deemed relevant. The group of selected merger and acquisition transactions in the Packaged Foods industry is listed below:

Deal Date	Target	Acquirer	Transaction Value	EV/ EBITDA
12/03/2018	Yucatan Foods	Landec	$80.0 million	11.4	x
10/26/2018	Pinnacle Foods	Conagra Brands	$10.9 billion	19.7	x
06/16/2018	Keystone Foods	Tyson Foods	$2.2 billion	10.2	x
05/23/2018	Hearthside Food Solutions	Charlesbank Capital	$2.4 billion	10.7	x
01/31/2018	Amplify Snack Brands	The Hershey Co.	$908.0 million	12.0	x
12/19/2017	Omega Protein	Cooke Inc.	$500.0 million	9.0	x
10/02/2017	Back To Nature Foods	B&G Foods	$162.5 million	9.6	x
06/06/2017	Advance Pierre Foods	Tyson Foods	$3.2 billion	11.2	x
04/12/2017	WhiteWave Foods	Groupe Danone	$12.5 billion	23.4	x
12/22/2016	Bellisio Foods	Charoen Pokphand Foods	$1.8 billion	12.7	x
12/02/2016	Chaucer Foods	Nagatanien Holdings	$130.6 billion	14.5	x
		Median		11.4	x

Securities and Exchange Commission

June 5, 2019

HPC chose these acquisition transactions based on a review of completed and pending transactions involving target companies that possessed general business, operating and financial characteristics representative of companies in the Packaged Foods industry that HPC deemed relevant. HPC noted that none of the merger and acquisition transactions or subject target companies reviewed is identical to the transaction contemplated by the Purchase Agreement or Paradise, respectively, and that, accordingly, the analysis of such acquisition transactions necessarily involves complex considerations and judgments concerning differences in the business, operating and financial characteristics of each subject target company and each acquisition transaction and other factors, such as contemporaneous market conditions, that affect the values implied in such acquisition transactions. HPC selected transactions for its Precedent M&A Transaction Analysis using comparability of the target companies’ industry sector, products, services and operations first and other factors such as size and location second. Had HPC placed equal or greater weight on size or location in its comparability determination, the resulting data set would have been too small to yield meaningful results.”

Proposal 2

The Liquidation Proposal

Estimated Liquidating Distributions to Shareholders, page 59

5.	You disclose that your Board anticipates that the aggregate amount of distributions to shareholders as a result of the Asset Sale and Liquidation will be between approximately $18.4 million and $25.2 million, or approximately $35 to $48 per share. We note your assumption that you are able to sell the real estate for net book value. Please disclose whether these estimated amounts reflect estimated liabilities arising from the concerns raised in your Phase 2 environmental study, including the costs of the remediation efforts you intend to conduct during the Transition Period as disclosed on page 2 and 57. If your estimated amounts do not reflect these estimated liabilities, please quantify these estimated liabilities for shareholders as such costs appear they would be incurred prior to sale of the real estate and prior to the final liquidating distribution.

Securities and Exchange Commission

June 5, 2019

Response: The estimated amounts do reflect estimated liabilities arising from the concerns raised in the Phase 2 environmental study. Specifically, the estimated amounts include a $60,000 liability in all scenarios to capture the estimated cost of UST removal and, if necessary, soil replacement arising from the concerns raised in the Phase 2 environmental study.

In response to the Staff’s comments, the Company proposes to add the following sentence on page 40 immediately following the sentence “After execution of the Purchase Agreement, the Company will have an estimated remaining asset value net of liabilities of approximately $14.0 million (with the Plastics Business and Real Estate being valued at net book value)”:

“The net book value of the Real Estate includes the estimated cost of removal of any underground storage tanks and if necessary, soil replacement, as part of the remediation efforts expected to be conducted in the Wind-Down Period on the basis of the Phase 2 environmental study.”

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-1

6.	We note that you are proposing to sell (i) substantially all of the assets utilized in the production, manufacture, sale and distribution of your glacé fruit product (the “Fruit Business”), and (ii) all remaining assets, including your molded and thermoformed plastics business and the real property on which you operate your businesses as part of a Plan of Complete Liquidation and Dissolution (the “Liquidation Plan”). We also note that both plans require the approval of a majority of your shareholders.

You should include a Pro Forma Balance Sheet, in addition to the Pro Forma Statements of Operations that you currently provide, to illustrate the effects of your plans to sell the Fruit Business and to liquidate the remaining assets to comply with Rule 11-02(a)(4) of Regulation S-X. If the sale of the Fruit Business may be approved but not the Liquidation Plan, your pro forma information should illustrate the individual effects of each plan. Given that your Board has estimated a range of distributions to shareholders as a result of the Asset Sale and Liquidation Plan, your pro forma presentation should also illustrate the range of possible results to comply with Rule 11-02(b)(8) of Regulation S-X. For example, you may consider using an additional sub-total column, adjustment column, and total column for each scenario in the Pro Forma Balance Sheet.

Please quantify and illustrate the effects of the planned sale and subsequent liquidation, taking into account the requirements that will apply under FASB ASC 205-30 once the plan is approved by shareholders and becomes imminent, as defined in the standard. This information should describe the manner by which you expect to accomplish the liquidation, the timeline, and the methods and significant assumptions used to measure the assets and liabilities subject to liquidation. Please include a note with the tabulations underlying your per share distribution estimates.

Securities and Exchange Commission

June 5, 2019

Response: The Company notes that its Board concluded that the Company and its shareholders would be best served by selling its assets, paying liabilities, distributing the net proceeds to shareholders, and winding down the Company. Its Board expects this combination will yield more proceeds to its shareholders than if it continued to operate its businesses, either on a combined basis or solely the Fruit Business or Plastics Business. The Company therefore submits that, although its Board reserves the right to proceed with solely the Asset Sale (if the Asset Sale is approved but not the Plan of Liquidation – “Scenario 1”) or the Plan of Liquidation with respect to its remaining assets (if the Plan of Liquidation is approved but not the Asset Sale – “Scenario 2”), it is unlikely that the Board would move forward under Scenarios 1 or 2, subject to its fiduciary duties to its shareholders and its contractual obligations to Parent. In contrast, the Board is certain to move forward with a combined Asset Sale and Liquidation if both are approved by its shareholders (“Scenario 3”). Nonetheless, the Company proposes to revise the Proxy Statement to add the pro forma balance sheets as of December 31, 2018 and 2017 set forth in Annex A hereto for all three scenarios.

The Company respectfully submits that, with respect to the pro forma statements of operations, inclusion of Scenarios 2 or 3 would not be meaningful. Rule 11-02(b)(6) of Regulation S-X requires pro forma adjustments relating to the pro forma statements of operations to be computed assuming the transaction were consummated at the beginning of the period(s) presented. If both the Asset Sale and the Plan of Liquidation had been consummated at the beginning of any of the periods presented in the pro forma statements of operations included in the Proxy Statement (i.e., Scenario 3), the Company would no longer have any revenues or expenses to report during such periods. Likewise, had only the Plan of Liquidation (i.e., Scenario 2) been consummated at the beginning of any of the periods presented in such pro forma statements of operations, the Company would not have any real estate assets available upon which to conduct its Fruit Business operations for such period.

The Company respectfully submits that the Proxy Statement already includes the estimated amounts of total shareholder distributions for Scenario 3 on pages 60 and 61. The first table, appearing on page 60, presents a break-down of the estimated proceeds, fees and expenses in connection with the Asset Sale and the Liquidation and assumes:

•	that the Company completes the Asset Sale and the Liquidation;
•	that the Company is able to sell the Plastics Business and the Real Estate for net book value; and
•	break-even performance between closing of the Asset Sale and the final liquidating distribution to shareholders.

Securities and Exchange Commission

June 5, 2019

The second table, appearing on page 61, presents a range of estimated proceeds based on differences in valuation assumptions applying to the Plastics Business and Real Estate, including the related transaction-related fees and expenses, and assumes:

•	that the Company completes the Asset Sale and the Liquidation;
•	that the Company is able to sell the Plastics Business at 75% (Low), 100% (Mid) and 125% (High) of net book value; and
•	that the Company is able to sell the Real Estate at 100% of net book value (Low); the mid-point between 100% of net book value and the high-end of the appraisal (Mid); and the high-end of the appraisal (High); and
•	break-even performance between closing of the Asset Sale and the final liquidating distribution to shareholders.

The Company furthermore submits that it would require unreasonable effort and expense on the part of the Company and its advisors to generate similarly reliable estimates of total shareholder distributions for Scenarios 1 and 2 because of the additional assumptions that would need to be made under these two scenarios. For example, the Company and HPC believe that the assumption of break-even performance between closing of the Asset Sale and the final liquidating distribution to shareholders is reasonable in the context of Scenario 3, as the Company would benefit from the certainty of receiving cash proceeds in the Asset Sale and of shareholder approval of an orderly liquidation process. However, that same assumption is no longer reasonable when applied to Scenarios 1 or 2, because of the inherent uncertainty involved with those scenarios. If the Board decided to move forward on only the Asset Sale or only the Liquidation, the Company would most likely experience an extended period of negative cash flows and net losses, but the extent and duration of those negative cash flows and net losses is difficult to predict. It would depend, among other things, on assumptions with respect to the correct number and mix of employees, other components of overhead costs, and the Company’s ability to adjust fixed costs over time.

The Company notes that its letter to shareholders preceding the Proxy Statement and the disclosure on page 2 of the Proxy Statement contain a description of the expected process and timetable for the Asset Sale and Liquidation. The method that will be used to sell the remaining assets is to seek buyers through the employ of HPC and other third party brokers.

The Company proposes to include the Liquidation Statement attached hereto as Annex C. The Company notes that the values included in such statement are also set forth in the tables on pages 60 and 61. While the values are presented on a historical cost basis rather than a liquidation basis, the Company submits that stating the values on a liquidation basis would not yield significantly different figures. The only asset line item as to which values could conceivably differ is the Real Estate. The Company obtained an appraisal of its Real Estate and presented on page 61 a range of estimated proceeds based on differences in valuation assumptions relating to the Real Estate, namely that it is able to sell the Real Estate at 100% of net book value (Low); the mid-point between 100% of net book value and the high-end of the appraisal (Mid); and the high-end of the appraisal (High).

Securities and Exchange Commission

June 5, 2019

7.	Please update your pro forma presentation to include your most recently completed fiscal quarter. Please also expand the pro forma statements to include notes and details about the adjustments utilized in each pro forma scenario, and to address any uncertainties and limitations, including the sufficiency of any adjustments that will be required to comply with FASB ASC 205-30.

Response: In response to the Staff’s comment, the Company proposes to revise the Proxy Statement to add the pro forma balance sheets as of March 31, 2019 and 2018 set forth in Annex B hereto for Scenarios 1, 2 and 3, and the pro forma statement of operations for the quarters ended March 31, 2019 and 2018 for Scenario 1. The Company repeats its response with respect to liquidation values set forth in the response to comment 6.

In connection with its revisions set forth in the response to the Staff’s comments 6 and 7, the Company proposes to revise the introductory section to Annex F to the Proxy Statement to read as set forth in Annex D hereto.

The Company acknowledges that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Should you have any questions, please do not hesitate to contact Roland S. Chase of our counsel Hill, Ward & Henderson, P.A. at (813) 221-3900.

Sincerely,

/s/ Randy S. Gordon
Randy S. Gordon
President and Chief Executive Officer

Annexes

Annex A

Pro Forma Balance Sheets as of December 31, 2018 and 2017

Scenario 1: Asset Sale Closes / No Liquidation of Remaining Assets

[see attached]

	Historical	Pro Forma Adjustments	Pro Forma	Historical	Pro Forma Adjustments	Pro Forma
	12/31/2018	12/31/2018	12/31/2018	12/31/2017	12/31/2017	12/31/2017

Assets

Current Assets
Cash	$8,036,052	$7,845,550	$15,881,602	$8,668,012	$7,975,613	$16,643,625
Accounts Receivable, Net	1,993,564	-	1,993,564	1,870,649	-	1,870,649
Inventories	9,331,533	(7,794,412)	1,537,121	9,528,646	(7,969,211)	1,559,435
Income Tax Receivable	175,042	-	175,042	209,616	-	209,616
Prepaid Expenses/Other	257,949	-	257,949	224,384	-	224,384
Total Current Assets	$19,794,140	$51,138	$19,845,278	$20,501,307	$6,402	$20,507,709

Property, Plant & Equipment, Net	4,126,848	(638,037)	3,488,811	4,271,727	(596,636)	3,675,091

Goodwill	413,280	-	413,280	413,280	-	413,280

Customer Base & Non-Compete	-	-	-	-	-	-

Deferred Income Tax Asset	126,084	-	126,084	-	-	-

Other Assets	323,390	-	323,390	345,415	-	345,415

Total Assets	$24,783,742	$(586,899)	$24,196,843	$25,531,729	$(590,234)	$24,941,495

Liabilities

Current Liabilities
Short-Term Debt	$284,016	-	$284,016	$541,572	-	$541,572
Accounts Payable	931,424	-	931,424	638,896	-	638,896
Accrued Expenses	821,492	-	821,492	828,914	-	828,914
Total Current Liabilities	$2,036,932	-	$2,036,932	$2,009,382	-	$2,009,382

Deferred Income Tax Liabilities	-	-	-	83,687	-	83,687

Total Liabilities	$2,036,932	$-	$2,036,932	$2,093,069	$-	$2,093,069

Shareholders' Equity

Common Stock	$174,928	$-	$174,928	$174,928	$-	$174,928
Capital in Excess of Par Value	1,288,793	-	1,288,793	1,288,793	-	1,288,793
Retained Earnings	21,556,308	(586,899)	20,969,409	22,248,158	(590,234)	21,657,924
Accumulated Other Comprehensive	-	-	-	-	-	-
Less Common Stock in Treasury	(273,219)	-	(273,219)	(273,219)	-	(273,219)

Total Shareholders' Equity	$22,746,810	$(586,899)	$22,159,911	$23,438,660	$(590,234)	$22,848,426

Total Liabilities & Shareholders' Equity	$24,783,742	$(586,899)	$24,196,843	$25,531,729	$(590,234)	$24,941,495

Pro Forma Balance Sheets as of December 31, 2018 and 2017

Scenario 2: Asset Sale Does Not Close / Liquidation of Remaining Assets

[See attached]

	Historical	Pro Forma Adjustments	Pro Forma	Historical	Pro Forma Adjustments	Pro Forma
	12/31/2018	12/31/2018	12/31/2018	12/31/2017	12/31/2017	12/31/2017

Assets

Current Assets
Cash	$8,036,052	$1,933,029	$9,969,081	$8,668,012	$1,858,521	$10,526,533
Accounts Receivable, Net	1,993,564	(1,993,564)	-	1,870,649	(1,870,649)	-
Inventories	9,331,533	(1,537,121)	7,794,412	9,528,646	(1,559,435)	7,969,211
Income Tax Receivable	175,042	(175,042)	-	209,616	(209,616)	-
Prepaid Expenses/Other	257,949	(257,949)	-	224,384	(224,384)	-
Total Current Assets	$19,794,140	$(2,030,647)	$17,763,493	$20,501,307	$(2,005,563)	$18,495,744

Property, Plant & Equipment, Net	4,126,848	(3,488,811)	638,037	4,271,727	(3,675,091)	596,636

Goodwill	413,280	(413,280)	-	413,280	(413,280)	-

Customer Base & Non-Compete	-	-	-	-	-	-

Deferred Income Tax Asset	126,084	(126,084)	-	-	-	-

Other Assets	323,390	(323,390)	-	345,415	(345,415)	-

Total Assets	$24,783,742	$(6,382,212)	$18,401,530	$25,531,729	$(6,439,349)	$19,092,380

Liabilities

Current Liabilities
Short-Term Debt	$284,016	$(284,016)	$-	$541,572	$(541,572)	$-
Accounts Payable	931,424	(931,424)	-	638,896	(638,896)	-
Accrued Expenses	821,492	(821,492)	-	828,914	(828,914)	-
Total Current Liabilities	$2,036,932	$(2,036,932)	-	$2,009,382	(2,009,382)	-

Deferred Income Tax Liabilities	-	-	-	83,687	(83,687)	-

Total Liabilities	$2,036,932	$(2,036,932)	$-	$2,093,069	$(2,093,069)	$-

Shareholders' Equity

Common Stock	$174,928	$-	$174,928	$174,928	$-	$174,928
Capital in Excess of Par Value	1,288,793	-	1,288,793	1,288,793	-	1,288,793
Retained Earnings	21,556,308	(4,345,280)	17,211,028	22,248,158	(4,346,280)	17,901,878
Accumulated Other Comprehensive	-	-	-	-	-	-
Less Common Stock in Treasury	(273,219)	-	(273,219)	(273,219)	-	(273,219)

Total Shareholders' Equity	$22,746,810	$(4,345,280)	$18,401,530	$23,438,660	$(4,346,280)	$19,092,380

Total Liabilities & Shareholders' Equity	$24,783,742	$(6,382,212)	$18,401,530	$25,531,729	$(6,439,349)	$19,092,380

Pro Forma Balance Sheets as of December 31, 2018 and 2017

Scenario 3: Combined Asset Sale and Liquidation

[see attached]

	Historical	Pro Forma Adjustments	Pro Forma	Historical	Pro Forma Adjustments	Pro Forma
	12/31/2018	12/31/2018	12/31/2018	12/31/2017	12/31/2017	12/31/2017

Assets

Current Assets
Cash	$8,036,052	$10,154,478	$18,190,530	$8,668,012	$10,239,368	$18,907,380
Accounts Receivable, Net	1,993,564	(1,993,564)	-	1,870,649	(1,870,649)	-
Inventories	9,331,533	(9,331,533)	-	9,528,646	(9,528,646)	-
Income Tax Receivable	175,042	(175,042)	-	209,616	(209,616)	-
Prepaid Expenses/Other	257,949	(257,949)	-	224,384	(224,384)	-
Total Current Assets	$19,794,140	$(1,603,610)	$18,190,530	$20,501,307	$(1,593,927)	$18,907,380

Property, Plant & Equipment, Net	4,126,848	(4,126,848)	-	4,271,727	(4,271,727)	-

Goodwill	413,280	(413,280)	-	413,280	(413,280)	-

Customer Base & Non-Compete	-	-	-	-	-	-

Deferred Income Tax Asset	126,084	(126,084)	-	-	-	-

Other Assets	323,390	(323,390)	-	345,415	(345,415)	-

Total Assets	$24,783,742	$(6,593,212)	$18,190,530	$25,531,729	$(6,624,349)	$18,907,380

Liabilities

Current Liabilities
Short-Term Debt	$284,016	$(284,016)	$-	$541,572	$(541,572)	$-
Accounts Payable	931,424	(931,424)	-	638,896	(638,896)	-
Accrued Expenses	821,492	(821,492)	-	828,914	(828,914)	-
Total Current Liabilities	$2,036,932	(2,036,932)	-	$2,009,382	$(2,009,382)	-

Deferred Income Tax Liabilities	-	-	-	83,687	(83,687)	-

Total Liabilities	$2,036,932	$(2,036,932)	$-	$2,093,069	$(2,093,069)	$-

Shareholders' Equity

Common Stock	$174,928	$-	$174,928	$174,928	$-	$174,928
Capital in Excess of Par Value	1,288,793	-	1,288,793	1,288,793	-	1,288,793
Retained Earnings	21,556,308	(4,556,280)	17,000,028	22,248,158	(4,531,280)	17,716,878
Accumulated Other Comprehensive	-	-	-	-	-	-
Less Common Stock in Treasury	(273,219)	-	(273,219)	(273,219)	-	(273,219)

Total Shareholders' Equity	$22,746,810	$(4,556,280)	$18,190,530	$23,438,660	$(4,531,280)	$18,907,380

Total Liabilities & Shareholders' Equity	$24,783,742	$(6,593,212)	$18,190,530	$25,531,729	$(6,624,349)	$18,907,380

Annex B

Pro Forma Financial Statements as of and for the quarters ended March 31, 2019 and 2018

Scenario 1: Asset Sale Closes / No Liquidation of Remaining Assets

[see attached]

	Historical	Pro Forma Adjustments	Pro Forma	Historical	Pro Forma Adjustments	Pro Forma
	3/31/2019	3/31/2019	3/31/2019	3/31/2018	3/31/2018	3/31/2018

Assets

Current Assets
Cash	$7,167,345	$8,554,997	$15,722,342	$7,272,479	$9,364,635	$16,637,114
Accounts Receivable, Net	928,842	-	928,842	1,163,303	-	1,163,303
Inventories	11,465,234	(8,522,201)	2,943,033	11,229,575	(9,403,019)	1,826,556
Income Tax Receivable	294,007	-	294,007	334,956	-	334,956
Prepaid Expenses/Other	137,010	-	137,010	116,404	-	116,404
Total Current Assets	$19,992,438	32,796	$20,025,234	$20,116,717	$(38,384)	$20,078,333

Property, Plant & Equipment, Net	4,079,789	(637,886)	3,441,903	4,236,170	(587,466)	3,648,704

Goodwill	-	-	-	413,280	-	413,280

Customer Base & Non-Compete	-	-	-	-	-	-

Deferred Income Tax Asset	126,084	-	126,084	-	-	-

Other Assets	437,136	-	437,136	406,549	-	406,549

Total Assets	$24,635,447	$(605,090)	$24,030,357	$25,172,716	$(625,850)	$24,546,866

Liabilities

Current Liabilities
Short-Term Debt	$624,166	$-	$624,166	$797,254	$-	$797,254
Accounts Payable	934,108	-	934,108	569,533	-	569,533
Accrued Expenses	660,321	-	660,321	709,165	-	709,165
Total Current Liabilities	$2,218,595	-	$2,218,595	$2,075,952	-	2,075,952

Deferred Income Tax Liabilities	-	-	-	83,687	-	83,687

Total Liabilities	$2,218,595	$-	$2,218,595	$2,159,639	$-	$2,159,639

Shareholders' Equity

Common Stock	$174,928	$-	$174,928	$174,928	$-	$174,928
Capital in Excess of Par Value	1,288,793	-	1,288,793	1,288,793	-	1,288,793
Retained Earnings	21,226,350	(605,090)	20,621,260	21,822,575	(625,850)	21,196,725
Accumulated Other Comprehensive	-	-	-	-	-	-
Less Common Stock in Treasury	(273,219)	-	(273,219)	(273,219)	-	(273,219)

Total Shareholders' Equity	$22,416,852	$(605,090)	$21,811,762	$23,013,077	$(625,850)	$22,387,227

Total Liabilities & Shareholders' Equity	$24,635,447	$(605,090)	$24,030,357	$25,172,716	$(625,850)	$24,546,866

Unaudited Pro Forma Condensed Statement of Operations

	Quarter Ended March 31, 2019			Quarter Ended March 31, 2018
	Historical	Pro Forma Adjustments	Pro Forma Plastics Business	Historical	Pro Forma Adjustments	Pro Forma Plastics Business

NET SALES	$2,042,072	$690,918	1,351,154	$2,126,278	$592,618	$1,533,660
Segment % of Total Revenue

Cost of Goods Sold	1,305,839	43,033	1,262,806	1,813,782	317,622	1,496,160

Gross Profit	736,233	647,885	88,348	312,496	274,996	37,500
Gross Profit %(1)	100%	88%	12%	100%	88%	12%

Selling, General & Adminstrative*(2)	818,989	720,710	98,279	779,515	685,973	93,542

Goodwill Impairment	413,280	-	413,280	-	-	-

Amortization Expense	4,500	4,500	0	4,500	4,500	0

Income (loss) from Operations	(500,536)	(77,325)	(423,211)	(471,519)	(415,477)	(56,042)

Other (Expenses) Income -Net	51,613	51,613	0	(1,464)	(1,464)	0

Income (loss) from Operations	(448,923)	(25,712)	(423,211)	(472,983)	(416,941)	(56,042)

Income Tax Benefit	118,965	6,814	112,151	125,340	110,489	14,851

Net (Loss) Income	$(329,958)	$(18,898)	$(311,060)	$(347,643)	$(306,452)	$(41,191)

Loss (earnings per share)

Basic	$(0.64)	$(0.04)	$(0.60)	$(0.67)	$(0.59)	$(0.08)

Diluted	$(0.64)	$(0.04)	$(0.60)	$(0.67)	$(0.59)	$(0.08)

*(1) Based on historical results

*(2) Allocation is based on Gross Profit %

Pro Forma Financial Statements as of and for the quarters ended March 31, 2019 and 2018

Scenario 2: Asset Sale Does Not Close / Liquidation of Remaining Assets

[see attached]

	Historical	Pro Forma Adjustments	Pro Forma	Historical	Pro Forma Adjustments	Pro Forma
	3/31/2019	3/31/2019	3/31/2019	3/31/2018	3/31/2018	3/31/2018

Assets

Current Assets
Cash	$7,167,345	$2,142,420	$9,309,765	$7,272,479	$1,656,524	$8,929,003
Accounts Receivable, Net	928,842	(928,842)	-	1,163,303	(1,163,303)	-
Inventories	11,465,234	(2,943,033)	8,522,201	11,229,575	(1,826,556)	9,403,019
Income Tax Receivable	294,007	(294,007)	-	334,956	(334,956)	-
Prepaid Expenses/Other	137,010	(137,010)	-	116,404	(116,404)	-
Total Current Assets	$19,992,438	$(2,160,472)	$17,831,966	$20,116,717	$(1,784,695)	$18,332,022

Property, Plant & Equipment, Net	4,079,789	$(3,441,903)	637,886	4,236,170	(3,648,704)	587,466

Goodwill	-	-	-	413,280	(413,280)	-

Customer Base & Non-Compete	-	-	-	-	-	-

Deferred Income Tax Asset	126,084	(126,084)	-	-	-	-

Other Assets	437,136	(437,136)	-	406,549	(406,549)	-

Total Assets	$24,635,447	$(6,165,595)	$18,469,852	25,172,716	$(6,253,228)	$18,919,488

Liabilities

Current Liabilities
Short-Term Debt	$624,166	$(624,166)	$-	$797,254	$(797,254)	$-
Accounts Payable	934,108	(934,108)	-	569,533	(569,533)	-
Accrued Expenses	660,321	(660,321)	-	709,165	(709,165)	-
Total Current Liabilities	$2,218,595	$(2,218,595)	-	$2,075,952	$(2,075,952)	-

Deferred Income Tax Liabilities	-	-	-	83,687	(83,687)	-

Total Liabilities	$2,218,595	$(2,218,595)	$-	$2,159,639	$(2,159,639)	$-

Shareholders' Equity

Common Stock	$174,928	$-	$174,928	$174,928		$174,928
Capital in Excess of Par Value	1,288,793	-	1,288,793	1,288,793		1,288,793
Retained Earnings	21,226,350	(3,947,000)	17,279,350	21,822,575	(4,093,589)	17,728,986
Accumulated Other Comprehensive	-	-	-	-	-	-
Less Common Stock in Treasury	(273,219)	-	(273,219)	(273,219)		(273,219)

Total Shareholders' Equity	$22,416,852	$(3,947,000)	$18,469,852	$23,013,077	$(4,093,589)	$18,919,488

Total Liabilities & Shareholders' Equity	$24,635,447	$(6,165,595)	$18,469,852	$25,172,716	$(6,253,228)	$18,919,488

Pro Forma Financial Statements as of and for the quarters ended March 31, 2019 and 2018

Scenario 3: Combined Asset Sale and Liquidation

[see attached]

	Historical	Pro Forma Adjustments	Pro Forma	Historical	Pro Forma Adjustments	Pro Forma
	3/31/2019	3/31/2019	3/31/2019	3/31/2018	3/31/2018	3/31/2018

Assets

Current Assets
Cash	$7,167,345	$11,073,507	$18,240,852	$7,272,479	$11,397,009	$18,669,488
Accounts Receivable, Net	928,842	(928,842)	-	1,163,303	(1,163,303)	-
Inventories	11,465,234	(11,465,234)	-	11,229,575	(11,229,575)	-
Income Tax Receivable	294,007	(294,007)	-	334,956	(334,956)	-
Prepaid Expenses/Other	137,010	(137,010)	-	116,404	(116,404)	-
Total Current Assets	$19,992,438	$(1,751,586)	$18,240,852	$20,116,717	$(1,447,229)	18,669,488

Property, Plant & Equipment, Net	4,079,789	(4,079,789)	-	4,236,170	(4,236,170)	-

Goodwill	-	-	-	413,280	(413,280)	-

Customer Base & Non-Compete	-	-	-	-	-	-

Deferred Income Tax Asset	126,084	(126,084)	-	-	-	-

Other Assets	437,136	(437,136)	-	406,549	(406,549)	-

Total Assets	$24,635,447	$(6,394,595)	$18,240,852	$25,172,716	$(6,503,228)	$18,669,488

Liabilities

Current Liabilities
Short-Term Debt	$624,166	$(624,166)	$-	$797,254	$(797,254)	$-
Accounts Payable	934,108	(934,108)	-	569,533	(569,533)	-
Accrued Expenses	660,321	(660,321)	-	709,165	(709,165)	-
Total Current Liabilities	$2,218,595	$(2,218,595)	-	$2,075,952	$(2,075,952)	-

Deferred Income Tax Liabilities	-	-	-	83,687	(83,687)	-

Total Liabilities	$2,218,595	$(2,218,595)	$-	$2,159,639	$(2,159,639)	$-

Shareholders' Equity

Common Stock	$174,928	$-	$174,928	$174,928	$-	$174,928
Capital in Excess of Par Value	1,288,793	-	1,288,793	1,288,793	-	1,288,793
Retained Earnings	21,226,350	(4,176,000)	17,050,350	21,822,575	(4,343,589)	17,478,986
Accumulated Other Comprehensive	-	-	-	-	-	-
Less Common Stock in Treasury	(273,219)	-	(273,219)	(273,219)	-	(273,219)

Total Shareholders' Equity	$22,416,852	$(4,176,000)	$18,240,852	$23,013,077	$(4,343,589)	$18,669,488

Total Liabilities & Shareholders' Equity	$24,635,447	$(6,394,595)	$18,240,852	$25,172,716	$(6,503,228)	$18,669,488

Annex C

LIQUIDATION STATEMENT

Paradise, Inc. Liquidation Financial Statement

Asset to be liquidated after Fruit Asset Sale	Amounts

Cash Consideration Received in Fruit Asset Sale	$9,388,000

Cash	8,036,000
Net Fruit accounts receivable	1,535,000
Plastics Business (NBV @5/31/19)	3,247,000
Real Estate/buildings	2,744,000
Other tangible assets	433,000

Total Assets at cost or net book value to be liquidated	25,383,000

Less: Liabilities and Transaction-related fee/expenses
Liabilities	2,037,000
Investment banking fees	521,000
Legal fees	250,000
Executive severance	1,116,000
Employee severance	1,968,000
Retention bonus	76,000
Real estate sale expenses	225,000
Total liabilities at cost	6,193,000

Plus/minus go- forward operating profit/loss	-

Balance to be liquidated	19,190,000

The above statement of liquidation is based on the following assumptions:

that we complete the Asset Sale and the Liquidation;

that we sell the Plastics Business and the Real Estate for net book value; and

break-even performance between closing of the Asset Sale and the final liquidating distribution to shareholders.

Annex D

PARADISE, INC. AND SUBSIDIARIES
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated balance sheets have been derived from the historical financial statements of Paradise, Inc. (the “Company”), and are adjusted to give effect to the Asset Sale only (presented in Scenario 1), the Liquidation of the Company’s remaining assets only (presented in Scenario 2), and the combined Asset Sale and Liquidation (presented in Scenario 3), as if such transaction(s) had been completed as of the respective balance sheet date.

The following unaudited pro forma condensed consolidated statements of operations have been derived from the historical financial statements of the Company, adjusted to give effect to the Asset Sale only, as if such transaction had been completed as of the beginning of the respective period.

The unaudited pro forma condensed consolidated financial information has been prepared based upon assumptions deemed appropriate by management. The unaudited pro forma condensed consolidated financial information and pro forma adjustments are based upon information available as of the date of this proxy statement, have been presented solely for informational purposes and are not necessarily indicative of the condensed consolidated statements of operations or balance sheets that would have been realized had the respective transaction(s) occurred as of the dates indicated, nor is it meant to be indicative of any future consolidated financial position or future results of operations.

Historical condensed consolidated balance sheets have been adjusted in the accompanying unaudited pro forma condensed consolidated balance sheets to give effect to pro forma events that are (1) directly attributable to the respective transaction(s) and (2) factually supportable. Historical condensed consolidated statements of operations have been adjusted in the accompanying unaudited pro forma condensed consolidated statements of operations to give effect to pro forma events that are (1) directly attributable to the Asset Sale, (2) factually supportable, and (3) expected to have a continuing impact on financial results following the Asset Sale. Accordingly, the accompanying unaudited pro forma condensed consolidated statements of operations do not include realized gains from the Asset Sale.

The adjustments presented are based on currently available information and reflect certain estimates and assumptions. Therefore, actual results may differ from the pro forma adjustments.

The unaudited pro forma condensed consolidated financial statements are based on the Company’s historical consolidated financial statements and should be read in conjunction with the audited financial statements for the Company for the fiscal years ended December 31, 2018 and 2017, and the unaudited financial statements for the Company for the quarters ended March 31, 2019 and 2018, all of which are included elsewhere in this proxy statement.